# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arqit Quantum Inc., CIK 0001859690
CUSIP: G0567U127
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Address of issuer's principal executive offices: 1st Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H OBF
Date of event which requires filing of this statement: 09/30/2024
Amends the filing with accession number 0001213900-21-049117
Filed by CIK 0001883221
Persons authorized to receive notices and communications: Dennis Smith, The Evolution Technology Fund II SCSP, Bld F.W. Raiffeisen 15, Luxembourg, Luxembourg (N4), 2411, 41 7979 46387

## Reporting persons
- The Evolution Technology Fund II SCSP (CIK 0001883221): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 397,259; sole dispositive power 0; shared dispositive power 397,259; aggregate amount beneficially owned 397,259 (3.1% of the class)
  Comment: (1) These shares are held by The Evolution Technology Fund II SCSP (the "Fund"). Evolution Equity Partners II S.a r.l. (the "General Partner") is the general partner of the Fund and may be deemed to have voting, investment and dispositive power with respect to these securities. Share amounts reported in this Amendment (as defined below) have been adjusted to reflect the impact of the Reverse Share Split (as defined below).
  (2) Based on 12,746,713 Ordinary Shares of the Issuer outstanding as of January 27, 2025, as reported in the Issuer's Prospectus Supplement filed with the United States Securities and Exchange Commission (the "Commission") on January 29, 2025 (the "Prospectus").
- Evolution Equity Partners II SARL (CIK 0001964876): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 397,259; sole dispositive power 0; shared dispositive power 397,259; aggregate amount beneficially owned 397,259 (3.1% of the class)
  Comment: (1) These shares are held by the Fund. The General Partner is the general partner of the Fund and may be deemed to have voting, investment and dispositive power with respect to these securities. Share amounts reported in this Amendment have been adjusted to reflect the impact of the Reverse Share Split.
  (2) Based on 12,746,713 Ordinary Shares of the Issuer outstanding as of January 27, 2025, as reported in the Prospectus.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Name of issuer: Arqit Quantum Inc.
Address of issuer's principal executive offices: 1st Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H OBF
Comment:
Explanatory Note:
This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on September 21, 2021 and amended by Amendment No. 1 filed by the Reporting Persons with the Commission on February 13, 2024 (collectively, the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Item 5 of the Original Schedule 13D is hereby amended as follows:
This information reported below is based on 12,746,713 Ordinary Shares of the Issuer outstanding as of January 27, 2025, as reported in the Prospectus. This Amendment is being filed to update the aggregate number of shares and percentage of the Issuer's Ordinary Shares owned by the Reporting Persons due (a) dilution caused by the Issuer's sales of additional shares of its Ordinary Shares from time to time since the date of the filing of the Original Schedule 13D and (b) the Issuer's consolidation of 25 shares into 1 share effective September 25, 2024 (the "Reverse Share Split"). Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: (a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person.
Transactions in the class effected during the past sixty days: (c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Issuer's Ordinary Shares on September 30, 2024.

## Signatures
- The Evolution Technology Fund II SCSP: /s/ Dennis Smith, Manager of the General Partner (02/10/2025)
- Evolution Equity Partners II SARL: /s/ Dennis Smith, Manager of the General Partner (02/10/2025)